Exhibit 99.34

WONDERFI ANNOUNCES CLOSING OF REVERSE TAKEOVER

AND PUBLIC LISTING ON THE NEO EXCHANGE

Trading on NEO to begin on Tuesday, August 31, 2021 under the ticker WNDR

Vancouver, BC, Canada. August 30, 2021 – WonderFi Technologies Inc. (formerly Austpro Energy Corporation) (the “Company” or “WonderFi”) is pleased to announce that it has completed the acquisition of all of the outstanding shares of DeFi Ventures Inc. (“DeFi Ventures”) by way of a three-cornered amalgamation, pursuant to which DeFi Ventures and 1302107 B.C. Ltd., a newly formed subsidiary of the Company prior to the Company’s name change (“Subco”), combined their businesses to form one corporation, WonderFi Digital Inc. (“WonderFi Digital”), a wholly-owned subsidiary of the Company (the “Transaction”). In connection with the Transaction, the net proceeds from the previously announced brokered private placement of subscription receipts of DeFi Ventures for aggregate gross proceeds of $17,715,000 have been released from escrow to DeFi Ventures. As a result of the closing of the Transaction (the “Closing”), the Company will now carry on the business previously carried on by DeFi Ventures.

The Company has also received final approval to list the common shares in the capital of the Company (each, a “Share”) on the Neo Exchange Inc. (“NEO”). Trading is expected to commence at market open on Tuesday, August 31, 2021 under the stock symbol “WNDR”.

“Our public listing on the NEO marks an important milestone for WonderFi, and is supportive of our mission to bring decentralized finance (“DeFi”) to the broader public. Our team is passionate about democratizing access to finance which has aligned us with key strategic investors such as Kevin O’Leary, Argo Blockchain, BIGG Digital, and Josh Richards – these stakeholders are incredibly supportive of WonderFi as we continue to execute on our business plan,” commented Ben Samaroo, CEO of WonderFi.

Prior to the Closing and listing on the NEO, DeFi Ventures completed an additional $5,584,155 non-brokered private placement at a price of $1.05 per share, which was led by Alameda Research, an industry-leading quantitative trading firm founded by Sam Bankman-Fried, the CEO and founder of FTX. FTX is a leading cryptocurrency exchange which recently closed a funding round from SoftBank Group Corp., the Paul Tudor Jones family, Alan Howard, Coinbase Ventures and Sequoia Capital, valuing FTX at approximately $18 billion USD.

Ben Samaroo commented: “WonderFi is thrilled to have the backing and support of Sam, who is a leader and visionary in the crypto space. His strategic investment will help accelerate adoption of DeFi and we look forward to exploring further opportunities with Sam and FTX.”

In connection with the Closing, the Company’s board of directors is now comprised of Mark Binns, Sean Clark, Stephanie Li, Ben Samaroo and Dean Sutton, and the officers of the Company are comprised of Ben Samaroo (Chief Executive Officer), Cong Ly (Chief Technical Officer), Steven Krause (Chief Financial Officer), Dean Sutton (Chief Strategy Officer) and Sheona Docksteader (Corporate Secretary).

Additional information with respect to the Transaction and the business of the Company is available in the Company’s filing statement dated August 20, 2021 (the “Filing Statement”) which is available on the Company’s SEDAR profile at www.sedar.com.

Change of Auditor

In connection with Transaction, the Company is pleased to announce that the board of directors of the Company has appointed Crowe MacKay LLP, Chartered Professional Accountants, as the Company’s new auditor (the “New Auditor”), replacing Davidson & Company LLP, Chartered Professional Accountants. Additional information about the New Auditor is set out in the Filing Statement.

Native Ads Agreement

The Company has also entered into a master services agreement with Native Ads, Inc. (“Native Ads”) to provide strategic digital media services, marketing and data analytics services to WonderFi. Native Ads is a full-service advertising agency based in Vancouver, BC, that owns and operates a proprietary ad exchange with over 80 integrated supply side platforms resulting in access to three billion to seven billion daily North American ad impressions.

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, Chief Executive Officer

ben@wonder.fi

Media Contact: press@wonder.fi

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to DeFi through the core principles of simplicity and education. WonderFi’s platform will serve as a trusted gateway to the new financial system and it aims to enable and empower individuals to use DeFi in a streamlined way. The Company’s business was founded in January 2021 and was established by a team of experienced builders in Fintech and other complementary industries with institutional experience. The Company is supported by engineers with previous experience at Amazon, Paypal, Galaxy Digital and other leading technology companies. For more information, visit www.wonder.fi.

Neither the NEO nor its Regulation Services Provider (as that term is defined in the policies of the NEO) has in any way passed upon the merits of the Transaction and neither of the foregoing entities accepts responsibility for the adequacy or accuracy of this release or has in any way approved or disapproved of the contents of this press release

Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such “could”, “intend”, “expect”, “believe”, “will”, “projected”, “estimated”, or variations of such words. The forward-looking information and forward- looking statements contained herein may include, but are not limited to, information concerning: the involvement of strategic investors with the Company; and expectations for other economic, business, and/or competitive factors.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the ability of the Company to work effectively with strategic investors; and changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.